EXHIBIT 17.1

To the Board of Directors of Illumitry Corp. , (“Company”):

The undersigned, effective as the date written below, hereby resigns (a) as a director of the Company and (b) from any and all officer positions (including without limitation chief executive officer and chief financial officer) of the Company.

Date: 21 of February 2017

/s/ Arusyak Sukiasyan

Name: Arusyak Sukiasyan